Exhibit 99.1

Anghami ReCEIVES NASDAQ NON-COMPLIANCE NOTICE

27 April, 2023, Abu Dhabi, United Arab Emirates (UAE) - On April 24, 2023, Anghami Inc. (NASDAQ: ANGH) (the “Company” or “Anghami”), the leading streaming platform for music and entertainment in the Middle East and North Africa region (MENA), received a written notification (the “Notification Letter”) from The Nasdaq Stock Market (“Nasdaq”), notifying the Company that it was not in compliance with listing requirement of the minimum Market Value of Listed Securities (“MVLS”) set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(2)(A) requires companies to maintain a minimum MVLS of US$50,000,000 and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum MVLS requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the MVLS of the Company from March 9, 2023 to April 20, 2023, the Company did not meet the minimum MVLS requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until October 23, 2023, to regain compliance.

The Notification Letter has no impact at this time on the listing of the Company’s ordinary shares, which continue to trade on The Nasdaq Global Market.

Anghami continues to execute its business plan and is looking into various options available to regain compliance and maintain its continued listing on The Nasdaq Global Market.

About Anghami Inc.

As the first, and leading music streaming technology platform in the Middle East and North Africa region (“MENA”), Anghami is the go-to destination for Arabic and international music, podcasts, and entertainment. With an extensive ecosystem of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world.

Launched in 2012, Anghami was the first music streaming platform to digitize MENA’s music catalog. Today, Anghami has one of the largest music catalogs in MENA comprising 75 million songs and licensed content from leading Arabic labels, international labels, distributors, and independent artists, made available to 101 million registered users.

Anghami has established 47 telco partnerships in MENA to facilitate customer acquisition and subscription payment, in parallel to building long-term relationships with, and featuring music from, major Arabic and international music labels including Rotana Music, Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. Anghami is constantly increasing its content library by licensing and producing new and original content.

Headquartered in Abu Dhabi in the UAE, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. Anghami recently expanded its service into the US, Canada and Europe.

To learn more about Anghami, please visit: https://anghami.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on Anghami’s business; the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

CONTACTS:

Investor Contact:

Questions addressed to Anghami Investor Relations can be sent to ir@anghami.com

Middle East Media Contacts:

Media questions can be sent to press@anghami.com